UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 09, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 09 June 2025 entitled ‘Major Shareholding Notification’.

9 June 2025

Major Shareholding Notification

1. Issuer Details

ISIN
GB00BH4HKS39

Issuer Name
VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
Barclays PLC

City of registered office (if applicable)
London

Country of registered office (if applicable)
United Kingdom

4. Details of the shareholder

Name	City of registered office	Country of registered office
Barclays Bank PLC

5. Date on which the threshold was crossed or reached

04-Jun-2025

6. Date on which Issuer notified

06-Jun-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.280000	5.050000	5.330000	1322822837
Position of previous notification (if applicable)	0.390000	4.720000	5.110000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	6957421	61640701	0.030000	0.250000
Sub Total 8.A	68598122		0.280000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Right to recall	n/a	n/a	58171142	0.230000
Physical Call Option	20/06/2025 - 20/03/2026	n/a	50050000	0.200000
Sub Total 8.B1			108221142	0.430000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD	n/a	n/a	Cash	32034409	0.130000
Put Option	21/07/2025 - 24/12/2026	n/a	Cash	618376394	2.490000
Call Option	21/07/2025 - 24/12/2026	n/a	Cash	320397624	1.290000
Equity Swap	22/12/2025 - 28/05/2027	n/a	Cash	31645365	0.130000
Portfolio Swap	20/08/2025 - 31/05/2027	n/a	Cash	41199715	0.170000
Put Option	20/06/2025 - 20/03/2026	n/a	Physical	102350066	0.410000
Sub Total 8.B2				1146003573	4.620000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Barclays PLC	Barclays Bank PLC		4.180000	4.180000%
Barclays PLC	Barclays Capital Securities Limited
Barclays PLC	Barclays Capital Inc.
Barclays PLC	Barclays Investment Solutions Limited
Barclays PLC	BARCLAYS BANK (SUISSE) SA

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Full chain of controlled undertaking:
Barclays PLC
Barclays Bank PLC (100%)
Barclays Capital Securities Limited (100%)
Barclays PLC
Barclays Bank PLC (100%)
Barclays US Holdings Limited (100%)
Barclays US LLC (100%)
Barclays Group US Inc. (100%)
Barclays Capital Inc. (100%)

Barclays PLC
Barclays Bank PLC (100%)
Barclays Investment Solutions Limited (100%)
Barclays PLC
Barclays Bank PLC (100%)
B.P.B. (HOLDINGS) LIMITED (100%)
BARCLAYS BANK (SUISSE) SA (100%)

12. Date of Completion

06-Jun-2025

13. Place Of Completion

London

ENDS

About Vodafone Group

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries, partner with mobile networks in 47 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 09, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary